UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-42008

BW LPG Limited

(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road,

#17-02 Mapletree Business City, Singapore

117438

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is the press release of BW LPG Limited (the “Company”), dated March 3, 2026, announcing the Company’s financial results for the fourth quarter ended December 31, 2025 (“Q4 2025”).

Attached to this Report on Form 6-K as Exhibit 99.2 is the Q4 2025 Interim Financial Report of the Company.

Attached to this Report on Form 6-K as Exhibit 99.3 is the Q4 2025 Earnings Presentation of the Company.

Attached to this Report on Form 6-K as Exhibit 99.4 is the press release of the Company, dated March 3, 2026, announcing key information regarding the Company’s cash dividend for Q4 2025.

The information contained in Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-280892) that was filed with the U.S. Securities and Exchange Commission effective July 19, 2024 and the Company’s registration statement on Form F-3 (File No. 333-287996) that was filed with the U.S. Securities and Exchange Commission effective June 13, 2025.

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of BW LPG Limited dated March 3, 2026 – Financial Results for Q4 2025
99.2	BW LPG Limited Q4 2025 and FY 2025 (unaudited) Interim Financial Report
99.3	BW LPG Limited Q4 2025 Earnings Presentation
99.4	Press release of BW LPG Limited dated March 3, 2026 – Key information relating to the cash dividend for Q4 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

By:	/s/ Samantha Xu
Name:	Samantha Xu
Title:	Chief Financial Officer

Date: March 3, 2026

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